UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
13 May 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Targacept, Inc.

File Nos. 333-115538 and 333-131050 -- CF# 31008

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Targacept, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.17 to a Form S-1 (file no. 333-115538) filed on May 14, 2004, as modified by the same contract refiled with fewer redactions as Exhibit 10.16 to a Form S-1 (file no. 333-131050) filed on January 17, 2006.

Based on representations by Targacept, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17 to Form S-1 filed May 14, 2004 through April 21, 2024
Exhibit 10.16 to Form S-1 filed January 17, 2006 through April 21, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary